UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Graphic Packaging Holding Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

388689101

(CUSIP Number)

Sharon R. Ryan, Esq.

Senior Vice President, General Counsel and Corporate Secretary

International Paper Company

6400 Poplar Avenue

Memphis, Tennessee 38197

(901) 419-9000

with copies to:

Eric T. Juergens, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 388689101

1	NAME OF REPORTING PERSON. International Paper Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Graphic Packaging Holding Company (the “Issuer”). The Issuer’s principal executive offices are located at 1500 Riveredge Parkway, Suite 100, Atlanta, Georgia 30328.

Item 2	Identity and Background

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act, as amended (the “Exchange Act”), by International Paper Company, a New York corporation (the “Reporting Person” or “IP”). The address for the Reporting Person is 6400 Poplar Avenue, Memphis, Tennessee 38197.

Neither the Reporting Person, nor to the knowledge of the Reporting Person, any person listed on Annex A hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Person, the name, business address, citizenship, and principal occupation or employment of each director and officer of the Reporting Person, and any other information concerning the Reporting Person and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.

Item 3	Source and Amount of Funds or Other Considerations

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On January 1, 2018, the Issuer, IP, Graphic Packaging International Partners, LLC, a Delaware limited liability company (formerly known as Gazelle Newco LLC) and a wholly owned subsidiary of the Issuer (“GPIP”), and Graphic Packaging International, LLC, a Delaware limited liability company (formerly known as Graphic Packaging International, Inc.) and a wholly owned subsidiary of GPIP (“GPI”), completed the transactions contemplated by the Transaction Agreement, dated as of October 23, 2017, among the foregoing parties (the “Transaction Agreement”). Pursuant to the Transaction Agreement: (i) a wholly owned subsidiary of the Issuer transferred its ownership interests in GPI to GPIP; (ii) IP transferred its North America Consumer Packaging business to GPIP, which was then subsequently transferred to GPI; (iii) GPIP issued membership interests to IP, and IP was admitted as a member of GPIP; and (iv) GPI assumed $660 million of term loan indebtedness previously incurred by IP (collectively, the “Transactions”). Upon the consummation of the Transactions on January 1, 2018 (the “Closing”), GPIP issued to IP 79,911,591 common units (the “Units”) and to GPI Holding III, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“GPI Holding”), 309,715,624 Units. The Units held by IP are exchangeable into shares of Common Stock or cash, at the option of GPIP, subject to the terms and conditions of the Exchange Agreement (as defined and described in Item 6 below). Subject to certain exceptions, IP may only transfer its membership interests in GPIP pursuant to the terms and conditions of the Exchange Agreement, pursuant to which IP has specified rights.

The description herein of the terms of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, included as Exhibit 99.1, which is incorporated herein by reference.

Item 4	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Person holds 47,361,388 Units, which are exchangeable into shares of Common Stock or cash, or a combination of both, at the option of GPIP, pursuant to the terms of the Exchange Agreement. On February 16, 2021, the Reporting Person entered into a Consent and Waiver Agreement, dated February 16, 2021, with the Issuer, GPI and GPIP (the “Consent and Waiver Agreement”) pursuant to which the Issuer agreed to repurchase 9,281,316 Units for approximately $150 million (the “Repurchase”) and to exchange 15,307,000 Units for an equivalent number of shares of Common Stock pursuant to the terms of the Exchange Agreement (the “Exchange”). As a result, on such date the Reporting Person beneficially owned 15,307,000 shares of Common Stock (the “Shares”), which represented approximately 5.4% of the outstanding shares of Common Stock. On February 16, 2021, the Reporting Person sold the Shares to J.P. Morgan Securities LLC pursuant to Rule 144 at a price of $16.1615 per share (the “Sale”). The transactions closed on February 19, 2021. See Item 5.    Following the Repurchase and Sale, the Reporting Person holds 22,773,072 Units.

The Reporting Person acquired beneficial ownership of the shares of Common Stock as described in this Statement for investment purposes. The Reporting Person may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer, including in accordance with the terms of the GPIP LLC Agreement, the Governance Agreement, the Tax Receivable Agreement and the Restrictive Covenants Agreement (each, as defined and described in Item 6 below) (together, the “Agreements”). The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Person may dispose of all or a portion of the Issuer’s securities in open market or privately negotiated transactions or enter into derivative transactions with institutional counterparties with respect to the Issuer’s Common Stock, in each case, subject to limitations under applicable law and the GPIP LLC Agreement, the Exchange Agreement and the Registration Rights Agreement (as defined and described in Item 6 below).

Subject to the terms of the Agreements, the Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise. The Reporting Person may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

Except as set forth in this Statement, the Reporting Person and, to the best knowledge of the Reporting Person, any of the other individuals identified in Item 2 above, has no other present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Person and any other person identified in Item 2 with respect to the Issuer, subject to the terms and conditions of the Agreements, the foregoing is subject to change at any time.

Item 5	Interest in Securities of the Issuer

(a) and (b)

On February 16, 2021, the Reporting Person entered into the Consent and Waiver Agreement, pursuant to which the Issuer agreed to the Repurchase and the Exchange. As a result, on such date the Reporting Person beneficially owned the Shares, which represented approximately 5.4% of the outstanding shares of Common Stock. On February 16, 2021, the Reporting Person sold the Shares in the Sale. The transactions described above closed on February 18, 2021.

The percentages of beneficial ownership in this Statement are based on an aggregate of 267,755,764 shares of Common Stock outstanding as of February 12, 2021, based on information disclosed by the Issuer in its annual report on Form 10-K filed on February 16, 2021.

(c) Except as set forth in Item 5(a), neither the Reporting Person nor, to the best knowledge of the Reporting Person, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) On February 19, 2021, following the Sale, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

GPIP LLC Agreement

In connection with Closing, GPIP entered into and is governed by an Amended and Restated Limited Liability Company Agreement, dated as of January 1, 2018 (the “GPIP LLC Agreement”), which sets forth, among other things, certain transfer restrictions on the Units, and rights to acquire Units in certain circumstances. Under the GPIP LLC

Agreement, GPI Holding is the managing member of GPIP. With certain exceptions, all management powers over the business and affairs of GPIP (including decisions regarding issuance of future equity and redemptions) are exclusively vested in GPI Holding. Certain exceptional corporate matters will require approval of the members holding a majority of the voting equity in GPIP. On an ongoing basis, a new Unit will be issued to GPI Holding for each new share of Common Stock issued by the Issuer, with all proceeds (including option exercise proceeds) delivered to GPIP, except to the extent such proceeds are used by GPI Holding to purchase Units held by IP. There is no restriction on the number of Units that can be issued to GPI Holding. IP has the limited right to purchase additional Units at a price equal to the Issuer’s then-current Common Stock price in limited circumstances to the extent necessary to maintain an ownership percentage of at least 5%. If at any time any shares of Common Stock are repurchased or redeemed by the Issuer for cash, GPIP will repurchase or redeem a corresponding number of Units held by GPI Holding and provide IP with the opportunity to have a pro-rata percentage of its Units redeemed for cash. If IP’s ownership of GPIP falls below 5%, GPIP can at any time elect to purchase IP’s remaining Units. IP (i) is subject to a drag-along obligation in the event that the Issuer desires to sell GPIP in a transaction approved by the Issuer’s stockholders, (ii) is permitted to tag along in the event that GPI Holding desires to sell its Units to a third party and (iii) is subject to specified transfer restrictions with respect to its Units, subject to certain exceptions, including transfers in accordance with the Exchange Agreement, to a wholly owned subsidiary of IP or as approved by GPI Holding.

Exchange Agreement

In connection with the Closing, the Issuer, GPIP, GPI Holding and IP entered into an Exchange Agreement, dated as of January 1, 2018 (the “Exchange Agreement”), which sets forth, among other things, the circumstances in which IP may exchange its Units for shares of Common Stock or cash. IP may exchange its Units for shares of Common Stock or cash, or a combination of both, at GPIP’s option, provided that (i) the Issuer may not, without stockholder approval, issue shares of Common Stock under the Exchange Agreement that would collectively represent more than 19.9% of the Issuer’s Common Stock outstanding immediately prior to the Closing, (ii) each request for an exchange is subject to certain minimum and maximum requirements and (iii) GPIP shall not be obligated to effect an exchange more than once in any 180-day period. Upon receipt of shares of Common Stock, IP must, within 10 business days, sell such shares to a third party, subject to certain conditions and exceptions. The minimum number of Units subject to a single request is the lowest of (i) 10% of the Units owned by IP as of the Closing, (ii) a number of Units exchangeable for cash (regardless of whether the Issuer elects or is permitted to make a cash exchange) equal to or greater than $100 million or (iii) all of the Units then-owned by IP, in each case, adjusted to reflect any stock or unit split. The maximum number of shares of Common Stock that can be included in a single request is the lesser of (i) a number of Units equal to 25% of the Units owned by IP as of the Closing and (ii) a number of Units exchangeable for cash (regardless of whether the Issuer elects or is permitted to make a cash exchange) equal to or greater than $250 million. For purposes of the foregoing calculations, the number of Units exchangeable for cash is equal to the product of the number of shares of Common Stock into which the surrendered Units are exchangeable and the volume-weighted average price of the Common Stock for the ten consecutive trading days immediately prior to the date of delivery of the relevant notice of exchange by IP to the Issuer.

Governance Agreement

In connection with the Closing, the Issuer, GPIP and IP entered into a Governance Agreement, dated as of January 1, 2018 (the “Governance Agreement”). For a period of five years following the Closing, IP and its controlled affiliates have agreed not to take certain prohibited actions in furtherance of a business combination with the Issuer. Subject to certain exceptions, the Issuer and its subsidiaries may not, without IP’s consent: (i) transfer, sell, assign or otherwise dispose of in a taxable transaction any IP assets contributed to GPIP prior to the third anniversary of the Closing, (ii) cause GPIP or any U.S. subsidiary partnership or disregarded entity to elect to be treated as a corporation for U.S. tax purposes, or to transfer any assets of such entity to an entity treated as a corporation for U.S. tax purposes, (iii) guarantee any debt of GPIP and its subsidiaries, and (iv) voluntarily prepay or amend the principal amount or amortization terms of the debt assumed from IP prior to the second anniversary of the Closing. Subject to certain exceptions, during the period that IP holds Units, the Issuer may not conduct business unrelated to GPIP and its subsidiaries. Notwithstanding that prohibition, the Issuer may acquire businesses, assets, equity or other property or use the Issuer’s securities as consideration in a merger, purchase or any other business combination as long as such acquired businesses, assets, equity or property are contributed to GPIP and the Issuer may be involved in the change of control of the Issuer. GPIP has agreed to provide IP with certain information or documentation of GPIP reasonably requested by IP for purposes related to IP’s investment in GPIP, including, without limitation, in order for IP to comply with its reporting obligations under the Exchange Act.

Tax Receivable Agreement

In connection with the Closing, the Issuer, GPI Holding, GPIP and IP entered into a Tax Receivable Agreement, dated as of January 1, 2018 (the “Tax Receivable Agreement”). The Tax Receivable Agreement sets forth the agreements among the parties regarding the sharing of certain tax benefits realized by the affiliated group of corporations, of which the Issuer is the common parent, filing consolidated U.S. federal income tax returns (the “Consolidated Group”). Such tax benefits are expected to arise upon IP’s transfers of its membership interests in GPIP pursuant to the terms of the Exchange Agreement. Upon such a transfer, tax benefits would generally be expected to arise from an adjustment to the tax basis of the assets of GPIP, or to GPI Holding’s share of such tax basis. GPIP is required to make the necessary tax election to ensure that such basis adjustments will be made. GPI Holding generally will be obligated to pay IP 50% of the total tax benefit that the Consolidated Group is projected to realize. Projected tax benefits will be based on certain assumptions described in the Tax Receivable Agreement, including assumptions about the tax rate paid by the Consolidated Group and the present value of tax benefits. Projected tax benefits will not necessarily correspond to actual tax benefits realized by the Consolidated Group. GPI Holding will also be required to pay interest from the applicable exchange date to the date the tax benefit payment is made. Payment obligations under the Tax Receivable Agreement rank pari passu with all unsecured obligations of GPI Holding. If a payment is prohibited by the terms of certain agreements of governing the obligations of the Issuer or its subsidiaries, the payments shall accrue, with interest, for the benefit of IP and will be made at the first opportunity that they are permitted. GPI Holding may terminate the Tax Receivable Agreement at any time by making an early termination payment generally equal to the amount that would have been due if any if any units of GPIP not previously exchanged were exchanged on the date notice of early termination is given. Upon a notice by IP of a material breach by GPI Holding of its obligation to make payments, and failure to cure such breach within a specified period, IP may elect to treat such breach as an early termination, requiring GPI Holding to make an early termination payment. Apart from certain transfers to affiliates in connection with transfers of GPIP units, IP’s rights under the Tax Receivable Agreement are transferable only with the consent of GPI Holding in its sole discretion.

Registration Rights Agreement

In connection with the Closing, the Issuer and IP entered into a Registration Rights Agreement, dated as of January 1, 2018 (the “Registration Rights Agreement”), which provides the terms upon which IP can require the Issuer to register shares of Common Stock held by IP or its affiliates. Pursuant to the Registration Rights Agreement, commencing on the second anniversary of the Closing, IP can require the Issuer to file a registration statement to register for public sale a specified number of shares of Common Stock held by IP or its affiliates, whether acquired upon an exchange of Units or otherwise. The Issuer shall not be obligated to effect a registration on behalf of IP within 180 days after the effectiveness of the previous registration (except with respect to a shelf registration), and each demand must be for a minimum number of shares. IP has customary piggyback registration rights allowing it to include its qualifying shares of Common Stock if the Issuer chooses to effect a registration of any of its equity securities for sale to the public. The provisions of the Registration Rights Agreement relating to the registration, offer and sale of Common Stock apply to any transaction which transfers, indirectly or directly, some or all of the economic risk of ownership of such securities, including any forward contract, equity swap, put or call (or equivalent position), collar, margin loan, sale of exchangeable security or similar transaction and any derivative transactions in which a broker-dealer or other financial institution may sell shares of Common Stock covered by any prospectus and applicable prospectus supplement, including short sale transactions. The Issuer will pay for reasonable registration expenses other than underwriting discounts and commissions and fees for counsel to IP. The Registration Rights Agreement will cease to apply to shares of Common Stock held by IP or its affiliates when such holder beneficially owns less than 3% of the then-outstanding Common Stock and such Common Stock would be saleable pursuant to Rule 144 without restriction.

Restrictive Covenants Agreement

In connection with the Closing, GPIP and IP entered into a Restrictive Covenants Agreement, dated as of January 1, 2018 (the “Restrictive Covenants Agreement”). For a period ending on the later of the third anniversary of the Closing and the date that IP no longer owns any equity interests in GPIP, subject to certain exceptions, IP may not engage in any business that is competitive with the North America Consumer Packaging business transferred to GPIP. For a period ending two years after the Closing, subject to certain exceptions, IP may not (i) solicit, induce or attempt to induce particular individuals who worked in IP’s North America Consumer Packaging business to leave the employ of such person or (ii) hire, employ or enter into a consulting agreement with, any such individual, unless such person ceased to be an employee of GPIP or its subsidiaries three months prior to, or his or her employment was terminated by GPIP or its subsidiaries at any time prior to, such action by IP or any of its subsidiaries.

Consent and Waiver Agreement

The Issuer, GPIP, GPI Holding and IP entered into a Consent and Waiver Agreement, dated as of February 16, 2021 (the “Consent and Waiver Agreement”), pursuant to which the Issuer agreed, subject to certain terms and conditions, to repurchase 9,281,316 Units from IP for an aggregate of approximately $150 million and to exchange 15,307,000 Units for 15,307,000 shares of Common Stock pursuant to the terms of the Exchange Agreement.

The descriptions herein of the terms and conditions of the GPIP LLC Agreement, the Exchange Agreement, the Governance Agreement, the Tax Receivable Agreement, the Registration Rights Agreement, the Restrictive Covenants Agreement and the Consent and Waiver Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, included as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 hereto, respectively, which are incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Transaction Agreement, dated October 23, 2017, by and among International Paper Company, Graphic Packaging Holding Company, Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC) and Graphic Packaging International, LLC (formerly known as Graphic Packaging International, Inc.) (incorporated herein by reference to Exhibit 2.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on October 24, 2017).

99.2	Amended and Restated Limited Liability Company Agreement, dated January 1, 2018, by and among Graphic Packaging Holding Company, Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC), GPI Holding III, LLC and International Paper Company (incorporated herein by reference to Exhibit 10.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on January 2, 2018).

99.3	Exchange Agreement, dated January 1, 2018, by and among Graphic Packaging Holding Company, Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC), GPI Holding III, LLC and International Paper Company (incorporated herein by reference to Exhibit 10.2 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on January 2, 2018).

99.4	Governance Agreement, dated January 1, 2018, by and among Graphic Packaging Holding Company, Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC) and International Paper Company (incorporated herein by reference to Exhibit 10.3 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on January 2, 2018).

99.5	Tax Receivables Agreement, dated January 1, 2018, by and among Graphic Packaging Holding Company, Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC), GPI Holding III, LLC and International Paper Company (incorporated herein by reference to Exhibit 10.4 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on January 2, 2018).

99.6	Registration Rights Agreement, dated January 1, 2018, by and among Graphic Packaging Holding Company and International Paper Company (incorporated herein by reference to Exhibit 10.5 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on January 2, 2018).

99.7	Restrictive Covenants Agreement, dated January 1, 2018, by and among Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC) and International Paper Company (incorporated herein by reference to Exhibit 10.6 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on January 2, 2018).

99.8	Consent and Waiver Agreement, dated February 16, 2021, by and among Graphic Packaging Holding Company, Graphic Packaging International Partners, LLC (formerly known as Gazelle Newco LLC), GPI Holding III, LLC and International Paper Company (incorporated herein by reference to Exhibit 10.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed on February 16, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021

INTERNATIONAL PAPER COMPANY

By:	/s/ Timothy S. Nicholls
Name: Timothy S. Nicholls
Title: Senior Vice President and Chief Financial Officer

Annex A

Directors and Officers of International Paper Company

Name	Title / Principal Business / Occupation	Citizenship

Mark S. Sutton	Chairman and Chief Executive Officer	U.S.A.

W. Michael Amick, Jr.	Senior Vice President	U.S.A.

Clay R. Ellis	Senior Vice President – Enterprise Operational Excellence	U.S.A.

W. Thomas Hamic	Senior Vice President – Global Cellulose Fibers and Enterprise Commercial Excellence	U.S.A.

Tommy S. Joseph	Senior Vice President	U.S.A

Timothy S. Nicholls	Senior Vice President and Chief Financial Officer	U.S.A.

Thomas J. Plath	Senior Vice President – Human Resources and Global Citizenship	U.S.A.

James P. Royalty, Jr.	Senior Vice President and President, Europe, the Middle East, Africa and Russia	U.S.A.

Sharon R. Ryan	Senior Vice President, General Counsel and Corporate Secretary	U.S.A.

Jean-Michel Ribieras	Senior Vice President – Papers the Americas and Chief Executive Officer – elect of the standalone, publicly traded company that results from the Reporting Person’s spin-off of its Printing Papers segment (“SpinCo”)	U.S.A.

John V. Sims	Senior Vice President—Finance, Papers the Americas and Chief Financial Officer – elect of SpinCo	U.S.A.

Gregory T. Wanta	Senior Vice President – North American Container	U.S.A.

William J. Burns	Director; President, Carnegie Endowment for International Peace	U.S.A.

Christopher M. Connor	Director	U.S.A.

Ahmet C. Dorduncu	Director; Chief Executive Officer, Akkök Group	Turkey

Ilene S. Gordon	Director	U.S.A.

Anders Gustafsson	Director; Chief Executive Officer, Zebra Technologies Corporation	U.S.A.

Jacqueline C. Hinman	Director	U.S.A.

Clinton A. Lewis, Jr.	Director; Executive Vice President and President of International Operations, Commercial Development, Genetics and PHARMAQ, Zoetis Inc.	U.S.A.

Kathryn D. Sullivan	Director; Senior Fellow, Potomac Institute for Policy Studies and Ambassador-at-Large, Smithsonian National Air and Space Museum	U.S.A.

J. Steven Whisler	Director	U.S.A.

Ray G. Young	Director; Executive Vice President and Chief Financial Officer, Archer-Daniels-Midland Company	U.S.A.

The address for each director and officer is c/o International Paper Company, 6420 Poplar Avenue, Memphis, Tennessee 38197.